Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2008

Mr. Richard R. Whitt, III
Senior Vice President and Chief Financial Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060-6148

      Re: **Markel Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               File No. 1-15811

Dear Mr. Whitt:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Carlton E. Tartar
               Branch Chief